Exhibit (a)(42)


                                                               November 19, 1999

                             FOR COLUMBIA EMPLOYEES


The following is an update on Columbia's progress in its ongoing exploration and review of strategic alternatives to enhance shareholder value. We hope it answers questions you may have about the review process and recent reports in the media. Here are the areas covered:

o    Status of Review
o    NiSource Interaction
o    Confidentiality Agreement
o    Unsolicited Tender Offer
o    Next Steps

o    STATUS OF REVIEW

     WHAT IS THE CURRENT STATUS OF YOUR DISCUSSIONS WITH THIRD PARTIES REGARDING A POSSIBLE TRANSACTION?

     Columbia and its financial advisors have received numerous inquiries from companies interested in discussions regarding a potential transaction. We have sent and will continue to send confidentiality agreements to interested parties. Several of these parties have now executed an agreement, which will allow us to provide them with non-public information as part of our process of exploring and reviewing opportunities to significantly enhance shareholder value.

     WHICH COMPANIES ARE YOU TALKING WITH?

     Columbia's Board has authorized management to conduct its discussions with interested parties in private. This will help prevent rumors and misinformation from disrupting our business activities. Accordingly, we will not comment on which companies we are talking to, except that we will make the required disclosures regarding NiSource due to its unsolicited tender offer.

     IS IT TRUE THAT YOU ARE LOOKING OVERSEAS, AS WELL AS IN THE U.S.?

     Our advisors are communicating with all companies that might be interested in discussing a possible transaction. This includes companies in the U.S. and abroad.


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     WHAT KIND OF TRANSACTION DO YOU EXPECT TO PURSUE?

     As we announced on Oct. 24, Columbia's board authorized management to explore strategic alternatives to generate value in excess of that which Columbia's business plan or the NiSource proposal could create. We will consider a variety of possible transactions, including a merger, reorganization or the disposition of a material amount of stock or assets. As we have previously stated, there can be no assurance that any discussions will result in a transaction or other action.

o    NISOURCE INTERACTION

     HAVE YOU HAD ANY DISCUSSIONS WITH NISOURCE?

     As a matter of policy, we do not intend to provide the details of our interaction with any third party. however, we must fulfill certain disclosure requirements related to the existing tender offer by NiSource. Accordingly, we have filed an amendment to our Schedule 14D-9 indicating that NiSource has executed a confidentiality agreement with us. As with the other companies that have executed confidentiality agreements, we expect soon to enter into discussions.

     DOES THE SIGNING OF A CONFIDENTIALITY AGREEMENT SIGNAL A CHANGE IN THE RELATIONSHIP BETWEEN THE TWO COMPANIES?

     Since announcing our review of strategic alternatives in late October, we have said consistently that we would attempt to accommodate NiSource's participation in this process along with other companies. The execution of a confidentiality agreement simply demonstrates that we are living up to that commitment.

o    CONFIDENTIALITY AGREEMENT/STANDSTILL PROVISION

     WHAT IS A CONFIDENTIALITY AGREEMENT?

     A confidentiality agreement helps to set the ground rules by which two parties can enter into discussions about a possible transaction, including how the companies can use any non-public information they are provided.

     WHAT IS THE SIGNIFICANCE OF THE "STANDSTILL" PROVISION IN THE CONFIDENTIALITY AGREEMENT WITH NISOURCE?

     A standstill provision -- which is designed to prevent a company from taking hostile actions against another company from which it has received non-public information -- is typical for companies that are exploring strategic alternatives. This provision is in all of the confidentiality agreements we have executed, but has been modified in the


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     NiSource agreement to reflect the fact that NiSource had already launched an unsolicited tender offer.

     WHAT IS THE SIGNIFICANCE OF THE MARCH 1, 2000 DEADLINE IN THE STANDSTILL AGREEMENT?

     This deadline is there to permit NiSource to participate in the strategic review process along with other companies, but allows NiSource enough time to pursue other alternatives before our annual meeting should it wish to do so. We said we would attempt to reasonably accommodate NiSource in this process, and this modified standstill provision is proof that we are honoring that commitment.

     WHAT IS THE STATUS OF NISOURCE'S LAWSUITS AGAINST COLUMBIA?

     All of the litigation-related activity has been suspended.

o    UNSOLICITED TENDER OFFER

     WHY DID NISOURCE EXTEND ITS UNSOLICITED TENDER OFFER UNTIL DEC. 10?

     We continue to believe that NiSource's unsolicited tender offer is little more than a public relations ploy designed to pressure Columbia's board and management. The board has previously determined that NiSource's proposal to acquire all of the outstanding common stock of Columbia for $74 per share in cash is inadequate and not in the best interest of Columbia or its shareholders.

     WHAT WILL HAPPEN IF NISOURCE EVER RECEIVES TENDERS FOR MORE THAN 85 PERCENT OF THE OUTSTANDING SHARES?

     At the moment, that seems unlikely. at the time it extended its $74 offer to Dec. 10, NiSource had received tenders representing 38 percent of Columbia's outstanding common shares. However, no matter how many tenders NiSource receives, it still must go through a lengthy regulatory approval process before it can buy the tendered shares. That process could take as long as 12 to 18 months to be completed, if ever. We believe NiSource wants to keep its options open to pursue various alternatives.

o    NEXT STEPS

     WHAT HAPPENS NOW?

     Over the next several weeks, we expect to begin discussions with those parties that have executed confidentiality agreements. Our objective, as we have previously


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     stated, is to explore and review opportunities to significantly enhance shareholder value.

     WHAT TIMETABLE IS COLUMBIA FOLLOWING FOR ITS REVIEW PROCESS?

     We are not following a set timetable. Rather, our objective is to move forward diligently, but carefully.

     WHEN CAN WE EXPECT TO HEAR THE RESULTS OF THE REVIEW PROCESS?

      As we have stated, it is in the best interests of Columbia and its shareholders to conduct the evaluation process in private. Therefore, we do not intend to make any further announcements -- except as required regarding NiSource -- unless and until any discussions lead to material developments that should be disclosed.

      We are employees of Columbia too, and we are particularly sensitive to your need to be kept informed about developments in a timely manner. We will continue to communicate the latest news as quickly as possible. The review process could take a long time, and we ask you to join with us in staying focused on the company's day-to-day business, and continuing to provide value to Columbia's shareholders, customers and communities.

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